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                                                       Exhibit (c)(14)

                         EMPLOYMENT AGREEMENT

         AGREEMENT, dated this 19th day of November, 1997, by and between Jackson Hewitt Inc. (the "Company") and Keith E. Alessi ("Executive").

                              WITNESSETH:


         WHEREAS, the Company is engaged in the business of providing income tax return preparation and related services (the "Business");

         WHEREAS, Executive has been employed by the Company in the capacities of President and Chief Executive Officer;

         WHEREAS, the Company and Executive entered into an Employment Agreement dated May 29, 1997 (the "Prior Agreement");

         WHEREAS, the Company is entering into an Agreement and Plan of Merger dated November 19, 1997, by and among HFS Incorporated ("HFS"), HJ Acquisition Corp. ("Acquisition"), and the Company (the "Merger Agreement") pursuant to which, among other things, Acquisition will be merged into the Company (the "Merger"); and

         WHEREAS, HFS has entered into an Agreement and Plan of Merger dated May 27, 1997 between CUC International Inc. ("CUC") and HFS (the "CUC Merger Agreement"), pursuant to which HFS shall be merged into CUC (the "CUC Merger"). The surviving corporation of the CUC Merger shall be referred to hereinafter as "Cendant." In the event that the CUC Merger is not consummated prior to the Effective Time of the Merger, references herein to Cendant shall be read as HFS.

         WHEREAS, pursuant to and simultaneous with the Merger, the Company and Executive wish to supersede the Prior Agreement with this Agreement;

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         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the Company and Executive agree as follows:

         1. Employment: The Company hereby agrees to employ Executive, and Executive hereby agrees to serve, subject to the provisions of this Agreement, as an employee of the Company. Executive agrees to devote all of his business time, attention and energies to the performance of the duties assigned to him hereunder, and to perform such duties faithfully, diligently and to the best of his abilities and subject to such laws, rules, regulations and policies from time to time applicable to the Company's employees. Except as otherwise provided herein, Executive is permitted to pursue outside interests, including, but not limited to, membership in trade associations, industry boards, and on the boards of directors of other companies, provided that such outside interests do not interfere with the performance of his duties and obligations hereunder, and provided that Executive receives the express written consent of the Board of Directors of the Company. Executive agrees to refrain from engaging in any activity that does, will or could reasonably be deemed to conflict with the best interests of the Company. Without limiting the generality of the foregoing, Executive shall perform the duties associated with the positions of President and Chief Executive Officer, and such other duties and responsibilities as are from time to time assigned to Executive by the Board of Directors of the Company consistent with such positions.

         2. Term: This Agreement shall commence on the Effective Time of the Merger, and shall expire on the first anniversary thereof, unless sooner terminated in accordance with Section 9 hereof (the "Term"). In the event the Merger is not consummated, this Agreement shall be of no further force and effect.

         3. Compensation:

              (a) Salary: Executive's salary shall be at the annual rate of Three Hundred Thousand Dollars ($300,000) (the "Annual Salary"), payable in accordance with the Company's regular payroll practices. All applicable withholding taxes shall be deducted from such payments.

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              (b) Incentive Bonus:  Executive shall be eligible to receive a bonus of up to fifty percent (50%) of the Annual Salary (the "Annual Bonus"), provided that Cendant achieves it EBITDA (as defined below) target for 1998, which target shall be determined solely by Cendant. EBITDA shall mean Cendant's earnings before interest, taxes, depreciation and amortization, adjusted for any extraordinary gains or losses, as reflected in the Cendant audited Consolidated Statements of Income. The Annual Bonus shall be increased incrementally in the following amounts if the Company exceeds its corresponding unit EBITDA target, which target shall be determined solely by
Cendant:

         Company Target                Additional Annual Bonus

         10% above EBITDA              25% of Annual Salary

         25% above EBITDA              50% of Annual Salary.

The Annual Bonus shall be paid to Executive no later than February 28, 1999, or as soon as practicable thereafter if the amount of the Annual Bonus cannot be determined by such date. Notwithstanding the foregoing, Executive shall not be eligible to receive an Annual Bonus if his employment is terminated prior to the expiration of the Term pursuant to Sections 9(a)(i), (ii) or
(iii).

              (c) Bonus for 1997: The Company understands that, pursuant to the Prior Agreement, Executive was to be paid an annual bonus on June 18, 1998 with respect to the Company's 1998 fiscal year. Therefore, as soon as practicable following the Effective Time of the Merger (as defined in the Merger Agreement), the Company shall pay Executive an amount equal to the annual bonus Executive would have received under the Prior Agreement, prorated from June 19, 1997 to the Effective Time of the Merger.

              (d) Use of Automobile: During the Term of this Agreement, the Company shall make available to Executive for Executive's exclusive use, an automobile that is equivalent to a Buick Riviera or Park Avenue, and shall pay the costs of operating, maintaining and insuring such automobile.

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         4. Stock Options:  As soon as practicable following the Effective
Time of the Merger, Cendant shall grant to Executive, pursuant to an agreement substantially in the form of Exhibit A hereto, a nonqualified option to acquire 300,000 shares of Cendant common stock (or, if the Effective Time of the Merger occurs prior to the Effective Time of the CUC Merger (as defined in the CUC Merger Agreement), HFS shall grant to Executive a nonqualified option to acquire 124,838 shares of HFS common stock) with a per share exercise price equal to the fair market value of a share of Cendant (or, if applicable, HFS) common stock on the date on which the Effective Time of the Merger occurs.

         5. Benefits: Executive shall be eligible to participate in such benefit plans as are, or from time-to-time hereafter may be, provided by the Company. All benefits shall be provided to Executive in accordance with the terms and conditions of such benefit plans and programs as are maintained by the Company, as such plans are amended from time to time.

         6. Vacation:  Executive shall be entitled to paid vacation of two
(2) weeks annually.

         7. Reimbursement of Expenses: The Company will reimburse Executive for reasonable and necessary business expenses of Executive for travel, meals and similar items incurred in connection with the performance of Executive's duties, and which are consistent with such guidelines as the Board of Directors of the Company may from time to time establish. All payments for reimbursement of such expenses shall be made to the Executive only upon the presentation to the Company of appropriate vouchers or receipts.

         8. Confidentiality, Non-Competition, etc.:

              (a) Executive acknowledges that: (i) the Business is intensely competitive and that Executive's employment by the Company will require that Executive have access to and knowledge of confidential information of the Company, including, but not limited to, the identity of the Company's customers, the identity of the representatives of customers with whom the Company has dealt, the kinds of services provided by the Company to customers and offered to be performed for potential

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customers, the manner in which such services are performed or offered to be performed, the service needs of actual or prospective customers, pricing information, information concerning the creation, acquisition or disposition of products and services, computer software applications and other programs, personnel information and other trade secrets (the "Confidential Information"); (ii) the direct and indirect disclosure of any such Confidential Information to existing or potential competitors of the Company would place the Company at a competitive disadvantage and would do damage, monetary or otherwise, to the Company's business; and (iii) the engaging by Executive in any of the activities prohibited by this Section 8 may constitute improper appropriation and/or use of such Confidential Information. Executive expressly acknowledges the trade secret status of the Confidential Information and that the Confidential Information constitutes a protectible business interest of the Company. Accordingly, the Company and Executive agree as follows:

              (b) For purposes of this Section 8, the Company shall be construed to include the Company and its parents and subsidiaries engaged in the Business, including any divisions managed by Executive.

              (c) During Executive's employment with the Company, and at all times after the termination of Executive's employment by expiration of the Term or otherwise, Executive shall not, directly or indirectly, whether individually, as a director, stockholder, owner, partner, employee, principal or agent of any business, or in any other capacity, make known, disclose, furnish, make available or utilize any of the Confidential Information, other than in the proper performance of the duties contemplated herein, or as expressly permitted herein, or as required by a court of competent jurisdiction or other administrative or legislative body; provided that, prior to disclosing any of the Confidential Information as required by a court or other administrative or legislative body, Executive shall promptly notify the Company so that the Company may seek a protective order or other appropriate remedy. Executive agrees to return all Confidential Information, including all photocopies, extracts and summaries thereof, and any such information stored electronically on tapes, computer disks or in any other manner to the Company at any time

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upon request by the Company and upon the termination of his employment for any reason.

              (d) During Executive's employment with the Company, Executive shall not engage in "Competition" with the Company. For purposes of this Agreement, Competition by Executive shall mean Executive's engaging in, or otherwise directly or indirectly being employed by or acting as a consultant or lender to, or being a director, officer, employee, principal, agent, stockholder, member, owner or partner of, or permitting his name to be used in connection with the activities of any other business or organization anywhere in the United States which competes, directly or indirectly, with the Business of the Company.

              (e) For a period of two (2) years following the termination of Executive's employment, whether upon expiration of the Term or otherwise, Executive shall not engage in Competition, as defined above, with the Company in any locality or region of the United States in which the Company had operations at the time of, or within six (6) months prior to, Executive's termination, or in which, during the six (6) month period prior to Executive's termination, the Company had made substantial plans with the intention of establishing operations in such locality or region; provided that, it shall not be a violation of this sub-paragraph for Executive to become the registered or beneficial owner of up to five percent (5%) of any class of the capital stock of a competing corporation registered under the Securities Exchange Act of 1934, as amended, provided that Executive does not actively participate in the business of such corporation until such time as this covenant expires.

              (f) For a period of two (2) years after he ceases to be employed hereunder by the Company, whether upon expiration of the Term or otherwise, Executive agrees that he will not, directly or indirectly, for his benefit or for the benefit of any other person, firm or entity, do any of the following:

                   (i) solicit from any customer doing business with the
              Company as of Executive's termination, business of the same or of a similar nature to the business of the Company with such customer;

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                   (ii) solicit from any known potential customer of the
              Company business of the same or of a similar nature to that which has been the subject of a known written or oral bid, offer or proposal by the Company, or of substantial preparation with a view to making such a bid, proposal or offer, within six (6) months prior to Executive's termination;

                   (iii) solicit the employment or services of, or hire, any
              person who was known to be employed by the Company upon termination of Executive's employment, or within six (6) months prior thereto; or

                   (iv) otherwise knowingly interfere with the business or
              accounts of the Company.

              (g) Executive acknowledges that the services to be rendered by him to the Company are of a special and unique character, which gives this Agreement a peculiar value to the Company, the loss of which may not be reasonably or adequately compensated for by damages in an action at law, and that a material breach or threatened breach by him of any of the provisions contained in this Section 8 will cause the Company irreparable injury. Executive therefore agrees that the Company shall be entitled, in addition to any other right or remedy, to a temporary, preliminary and permanent injunction, without the necessity of proving the inadequacy of monetary damages or the posting of any bond or security, enjoining or restraining Executive from any such violation or threatened violations.

              (h) Executive further acknowledges and agrees that due to the uniqueness of his services and confidential nature of the information he will possess, the covenants set forth herein are reasonable and necessary for the protection of the business and goodwill of the Company.

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         9. Termination:

              (a) The employment of Executive hereunder shall terminate on the first to occur of the following:

                   (i) the date of Executive's death, adjudicated
              incompetency or adjudicated bankruptcy;

                   (ii) the date on which Executive shall have experienced a
              Disability (as defined below), and the Board of Directors of the Company gives Executive notice of termination on account of Disability;

                   (iii) the date on which Executive shall have engaged in
              conduct which constitutes Cause (as defined below), and the Board of Directors of the Company gives Executive notice of termination for Cause;

                   (iv) expiration of the Term; or

                   (v) the date on which the Board of Directors of the
              Company shall give Executive notice of termination for any reason other than the reasons set forth in (i) through (iv) above.

              (b) For purposes of this Agreement, "Disability" shall mean an illness, injury or other incapacitating condition as a result of which Executive is unable to perform the services required to be performed under this Agreement for (i) ninety (90) consecutive days during the Term, or (ii) a period or periods aggregating more than one hundred and twenty (120) days in any six (6) consecutive months. In any such event, the Board of Directors of the Company, in its sole discretion, may terminate this Agreement by giving notice to Executive of termination for Disability. Executive agrees to submit to such medical examinations as may be necessary to determine whether a Disability exists, pursuant to such reasonable requests made by the Board of Directors of the Company from time to time.

              (c) For purposes of this Agreement, "Cause" shall mean the occurrence of any of the following, as reasonably determined by the Board of Directors of the Company:

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                   (i) Executive's willful and continued failure to
substantially perform his duties with the Company;

                   (ii) Executive's conviction of, or guilty plea or
confession     to, a felony or crime of moral turpitude;

                   (iii) the willful or negligent engaging by Executive in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise; or

                   (iv) Executive's breach of any material term of this Agreement.

         10. Compensation in Event of Termination; Survival: Upon termination of Executive's employment for any reason, this Agreement shall terminate and the Company shall have no further obligation to Executive except as set forth in this Section 10; provided that, the provisions set forth in Sections 8 and 12 hereof shall remain in full force and effect after the termination of Executive's employment.

              (a) In the event Executive's employment is terminated pursuant to Sections 9(a)(i), (ii), or (iii) prior to the expiration of the Term, Executive or his estate, conservator or designated beneficiary, as the case may be, shall be entitled to payment of any earned but unpaid Annual Salary and payment for unused vacation days, through the date of termination. Following any such termination, neither Executive nor his estate, conservator or designated beneficiary shall be entitled to receive any salary or other payment provided for hereunder with respect to any period after such termination, except as Executive may otherwise be entitled pursuant to any employee benefit plan.

              (b) In the event Executive's employment is terminated pursuant to Section 9(a)(iv) upon expiration of the Term, Executive shall be entitled to receive, as his sole and exclusive remedy, (i) any earned but unpaid Annual Salary, and payment for unused vacation days through the date of termination, (ii) and the Annual Bonus, if any, pursuant to Section 3(b) hereof.

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              (c) In the event Executive's employment is terminated pursuant to Section 9(a)(v) prior to the expiration of the Term, Executive shall be entitled to receive, as his sole and exclusive remedy, (i) severance pay in an amount equal to one (1) year's Annual Salary, paid in installments at such times as Executive would normally receive payroll checks as though employed through the severance payment period, and (ii) an amount, if any, equal to the Annual Bonus Executive would have received hereunder pursuant to Section 3(b) hereof, prorated from the Effective Time of the Merger to the date of such termination of employment.

         11. Successors and Assigns; Binding Agreement: This Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company's assets and business.

         12. Return of Company Property: Executive agrees that following the termination of his employment for any reason, he shall return all property of the Company, its subsidiaries, affiliates and any divisions thereof he may have managed which is then in or thereafter comes into his possession, including, but not limited to, documents, contracts, agreements, plans, photographs, books, notes, electronically stored data and all copies of the foregoing as well as any automobile or other materials or equipment supplied by the Company to Executive.

         13. Entire Agreement: This Agreement sets forth the entire agreement between the parties with respect to its subject matter and merges and supersedes all prior discussions, agreements and understandings of every kind and nature between them, including, but not limited to, the Prior Agreement, and neither party shall be bound by any term or condition with respect to the subject matter of this Agreement other than as expressly set forth or provided for herein. This Agreement may not be changed or modified except by an agreement in writing, signed by the parties hereto.

         14. Each Party the Drafter: This Agreement and the provisions contained in it shall not be construed or interpreted for or against any party to this Agreement

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because that party drafted or caused that party's legal representative to draft any of its provisions.

         15. Waiver: The failure of either party to this Agreement to enforce any of its terms, provisions or covenants shall not be construed as a waiver of the same or of the right of such party to enforce the same. Waiver by either party hereto of any breach or default by the other party of any term or provision of this Agreement shall not operate as a waiver of any other breach or default.

         16. Severability: In the event that any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remainder of the Agreement shall not in any way be affected or impaired thereby. Moreover, if any one or more of the provisions contained in this Agreement shall be held to be excessively broad as to duration, activity or subject, such provisions shall be construed by limiting and reducing them so as to be enforceable to the maximum extent allowed by applicable law.

         17. Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of Virginia, without regard to its conflict of law rules.

         18. Descriptive Headings: The paragraph headings and recitals contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

         19. Counterparts: This Agreement may be executed in one or more counterparts, which, together, shall constitute one and the same agreement.

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         IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

The Company                            EXECUTIVE




By: /s/ Michael E. Julian, Jr.         /s/ Keith E. Alessi
    ----------------------------       --------------------------
      Director


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